UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

LMIC, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

539440107

(CUSIP Number)

CHRISTOPHER P. BAKER

C/O C.P. BAKER & CO., LTD.

99 HIGH STREET, 7TH FLOOR

BOSTON, MA 02210 USA

(617) 439-0770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

DECHERT LLP

4000 BELL ATLANTIC TOWER

1717 ARCH STREET

PHILADELPHIA, PENNSYLVANIA 19103

(215) 994-4000

ATTENTION: CHRISTOPHER G. KARRAS, ESQUIRE

December 27, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 539440107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CHRISTOPHER P. BAKER ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 540,000 8 SHARED VOTING POWER 810,000 9 SOLE DISPOSITIVE POWER 540,000 10 SHARED DISPOSITIVE POWER 810,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.29%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 539440107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ANASAZI PARTNERS III OFFSHORE, LTD. N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 405,000 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 405,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.22%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 539440107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ANASAZI PARTNERS III, LLC 83-0375085
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 405,000 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 405,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.22%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (this “Statement”) relates to the acquisition of shares of Common Stock, par value $.001 per share (the “Common Stock”), of LMIC, Inc., a Delaware corporation (the “Company”), and securities convertible into Common Stock.

The principal executive offices of the Company are located at 6435 Virginia Manor Road, Beltsville, MD 20705.

ITEM 2. IDENTITY AND BACKGROUND.

(a) - (c), (f) This Statement on Schedule 13D is being filed by the following persons: (i) Christopher P. Baker, (ii) Anasazi Partners III Offshore, Ltd., a British Virgin Islands corporation (“Anasazi Offshore”), and (iii) Anasazi Partners III, LLC, a Delaware limited liability company (“Anasazi III”) (Mr. Baker, Anasazi Offshore and Anasazi III, collectively, the “Reporting Persons”).

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

A list of the directors, executive officers and/or manager, as appropriate, of Anasazi Offshore and Anasazi III is attached hereto as Exhibit 99.B. The address of the principal office for each Reporting Person is as follows:

c/o C.P. Baker & Company, Ltd.

99 High Street, 7th Floor

Boston, MA 02110

Mr. Baker’s principal occupation is President of C.P. Baker & Company, Ltd. Mr. Baker is also the sole member and manager of C.P. Baker, LLC, which serves as the manager of Anasazi Offshore and Anasazi III, each of which is an investment fund. Mr. Baker is a resident of Massachusetts and a citizen of the United States.

(d) - (e) During the last five years, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any of the persons set forth on Exhibit 99.B attached hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 27, 2004, Mr. Baker entered into a Subscription Agreement for the purchase of 133,333 shares of Common Stock at a purchase price of $1.50 per share and Warrants to purchase 140,000 shares of Common Stock with an exercise price of $1.50 per share. On December 27, 2004, Mr. Baker entered into a Common Stock Purchase Agreement for the acquisition of 266,667 shares of Common Stock from Linsang International L.P. at a purchase price of $.01 per share. The source of the funds used for the purchase of the securities by Mr. Baker was personal funds.

On December 27, 2004, Anazazi III entered into a Subscription Agreement for the purchase of 100,000 shares of Common Stock at a purchase price of $1.50 per share and Warrants to purchase 105,000 shares of Common Stock with an exercise price of $1.50 per share. On December 27, 2004, Anasazi III entered into a Common Stock Purchase Agreement for the acquisition of 200,000 shares of Common Stock from Linsang International L.P. at a purchase price of $.01 per share. The source of the funds used for the purchase of the securities by Anasazi III was working capital.

On December 27, 2004, Anazazi Offshore entered into a Subscription Agreement for the purchase of 100,000 shares of Common Stock at a purchase price of $1.50 per share and Warrants to purchase 105,000 shares of Common Stock with an exercise price of $1.50 per share. On December 27, 2004, Anasazi Offshore entered into a Common Stock Purchase Agreement for the acquisition of 200,000 shares of Common Stock from Linsang International L.P. at a purchase price of $.01 per share. The source of the funds used for the purchase of the securities by Anasazi III was working capital.

Mr. Baker disclaims beneficial ownership of the shares owned by Anasazi Offshore and Anasazi III, except to the extent of his pecuniary interest therein.

ITEM 4. PURPOSE OF TRANSACTION.

The transactions were solely for investment purposes. Each of the Reporting Persons intends to review, from time to time, its investment in the Company on the basis of various factors, including but not limited to the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities market in general and the market for the Company’s securities in particular, as well as other developments and other investment opportunities. Based upon those considerations, each of the Reporting Persons may decide to acquire additional shares of Common Stock on the open market or in privately negotiated transactions, or to dispose of all or a portion of the Common Stock that he owns.

Except as set forth above, no Reporting Person has formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b) Set forth below is the beneficial ownership of shares of Common Stock of the Company for each person named in Item 2. Shares reported as beneficially owned by each of Anasazi Offshore and Anasazi III are also reported as beneficially owned by Mr. Baker, as the sole member and manager of C.P. Baker, LLC, the manager of each of Anasazi Offshore and Anasazi III. Unless otherwise indicated below, by reason of such relationships each of Anasazi Offshore and Anasazi III is reported as having shared power to vote or to direct the vote and shared power to dispose or direct the disposition of, such shares of Common Stock with Mr. Baker.

Mr. Baker beneficially owns 540,000 shares of Common Stock, or 2.95% of the outstanding shares of Common Stock of the Company, consisting of 400,000 shares of Common Stock, and warrants to purchase 140,000 shares of common stock. Mr. Baker may also be deemed to own 810,000 shares of Common Stock by reason of his being the sole member and manager of C.P. Baker, LLC, the manager of each of Anasazi Offshore and Anasazi III. Mr. Baker disclaims beneficial ownership of such shares held by Anasazi Offshore and Anasazi III except to the extent of his pecuniary interest therein. Anasazi Offshore beneficially owns 405,000 shares of Common Stock, representing approximately 2.22% of the outstanding shares of Common Stock, consisting of 300,000 shares of Common Stock and a warrant to purchase 105,000 shares of Common Stock. Anasazi III beneficially owns 405,000 shares of Common Stock, representing approximately 2.22% of the outstanding shares of Common Stock, consisting of 300,000 shares of Common Stock and a warrant to purchase 105,000 shares of Common Stock. By reason of his being the sole member and manager of C.P. Baker, LLC, the manager of each of Anasazi Offshore and Anasazi III, Mr. Baker may be deemed to beneficially own an aggregate of 1,350,000 shares of Common Stock, or 7.29% of the outstanding shares of Common Stock of the Company.

All percentages set forth in this Schedule 13D are based upon 18,156,741 outstanding shares of Common Stock as reported by the Company in its most recent report of Form 10-Q (assumes the exercise of all warrants held by the Reporting Persons).

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in Item 3 and Item 5 herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

99.A	Joint Filing Agreement

99.B	List of Directors, Officers and Managers

99.C	Subscription Agreement, dated as of December 27, 2004, by and between the Company and Christopher P. Baker.

99.D	Subscription Agreement, dated as of December 27, 2004, by and between the Company and Anasazi Partners III, LLC.

99.E	Subscription Agreement, dated as of December 27, 2004, by and between the Company and Anasazi Partners III Offshore, Ltd.

99.F	Common Stock Purchase Agreement, dated as of December 27, 2004, by and among Linsang Partners, LLC, Linsang International L.P. and Christopher P. Baker.

99.G	Common Stock Purchase Agreement, dated as of December 27, 2004, by and among Linsang Partners, LLC, Linsang International L.P. and Anasazi Partners III, LLC.

99.H	Common Stock Purchase Agreement, dated as of December 27, 2004, by and among Linsang Partners, LLC, Linsang International L.P. and Anasazi Partners III Offshore, Ltd.

99.I	Warrant to Purchase Common Stock, dated as of December 27, 2004, by and between the Company and Christopher P. Baker.

99.J	Warrant to Purchase Common Stock, dated as of December 27, 2004, by and between the Company and Anasazi Partners III, LLC.

99.K	Warrant to Purchase Common Stock, dated as of December 27, 2004, by and between the Company and Anasazi Partners III Offshore, Ltd.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2005

By:	/s/ Christopher P. Baker
Christopher P. Baker

ANASAZI PARTNERS III, LLC

By:	C.P. Baker, LLC, the sole Manager of the Fund

	By:	/s/ Christopher P. Baker
Manager
	Name:	Christopher P. Baker

ANASAZI PARTNERS III OFFSHORE, LTD.

By:	C.P. Baker, LLC, the Manager of the Fund

	By:	/s/ Christopher P. Baker
Manager
	Name:	Christopher P. Baker

EXHIBIT INDEX

No.	Description
99.A	Joint Filing Agreement

99.B	List of Directors, Officers and Managers

99.C	Subscription Agreement, dated as of December 27, 2004, by and between the Company and Christopher P. Baker.

99.D	Subscription Agreement, dated as of December 27, 2004, by and between the Company and Anasazi Partners III, LLC.

99.E	Subscription Agreement, dated as of December 27, 2004, by and between the Company and Anasazi Partners III Offshore, Ltd.

99.F	Common Stock Purchase Agreement, dated as of December 27, 2004, by and among Linsang Partners, LLC, Linsang International L.P. and Christopher P. Baker.

99.G	Common Stock Purchase Agreement, dated as of December 27, 2004, by and among Linsang Partners, LLC, Linsang International L.P. and Anasazi Partners III, LLC.

99.H	Common Stock Purchase Agreement, dated as of December 27, 2004, by and among Linsang Partners, LLC, Linsang International L.P. and Anasazi Partners III Offshore, Ltd.

99.I	Warrant to Purchase Common Stock, dated as of December 27, 2004, by and between the Company and Christopher P. Baker.

99.J	Warrant to Purchase Common Stock, dated as of December 27, 2004, by and between the Company and Anasazi Partners III, LLC.

99.K	Warrant to Purchase Common Stock, dated as of December 27, 2004, by and between the Company and Anasazi Partners III Offshore, Ltd.